[GRAPHIC OMITTED]

                              FOR IMMEDIATE RELEASE


             VIRBAC S.A. INCREASES OFFER FOR PUBLICLY HELD SHARES OF
           VIRBAC CORPORATION TO $5.75 PER SHARE AND EXTENDS OFFER TO
                                OCTOBER 31, 2006

Carros, France, and Fort Worth, Texas - October 11, 2006

Virbac S.A. (Euronext - Compartiment B / Code ISIN: FR0000031577) and Virbac Corporation (Nasdaq - VBAC) announced today that Labogroup Holding, Inc., an indirect wholly owned subsidiary of Virbac S.A. ("Labogroup"), has decided to increase the offer price in its cash tender offer (the "Offer") for all outstanding shares (the "Shares") of common stock, par value $.01 per share, of Virbac Corporation, other than Shares already owned by Virbac S.A., Labogroup and their subsidiaries, to $5.75 per Share, net to the seller in cash. Virbac S.A. also announced that the expiration date of the Offer has been extended until midnight, New York City time, on Tuesday, October 31, 2006.

The increased offer price represents a 9.5% increase in the offer price from the original Offer and an increase of 38.6% from Virbac S.A.'s original proposal of $4.15 per share announced on December 13, 2005. In announcing the increased offer price, Virbac S.A. stated that it will not further increase the offer price beyond $5.75 per Share and also stated that it does not intend to further extend the expiration date of the Offer beyond October 31, 2006. Shareholders who have already tendered their Shares will receive the increased offer price of $5.75 per Share and need not take any additional action in order to receive such price. As of 5:00 p.m. on October 10, 2006, approximately 3,254,821 Shares had been tendered and not withdrawn.

The Offer remains subject to a non-waivable condition that Shares tendered, together with the shares presently owned by Virbac S.A. and its subsidiaries, constitute at least 90% (ninety percent) of the outstanding shares of common stock of Virbac Corporation. If completed, the Offer would be followed promptly by a merger of Labogroup into Virbac Corporation. Non-tendering shareholders would receive the same cash price per share in the merger as the $5.75 offer price.

Virbac S.A. stated that it expected to mail promptly to shareholders of Virbac Corporation a supplement to its Offer to Purchase and to amend its Tender Offer

Statement and Schedule 13E-3 on file in with the Securities and Exchange Commission to reflect the increased offer price and other relevant changes.

BMO Capital Markets Corp. is acting as financial advisor to Virbac S.A. and is also acting as dealer manager for the Offer. Baker & McKenzie LLP is providing legal counsel to Virbac S.A.

Houlihan Lokey Howard & Zukin is acting as financial advisor and Latham & Watkins LLP is providing legal counsel to the Special Committee of Virbac Corporation.

This announcement is not an offer to purchase Shares or a solicitation of an offer to sell Shares. The Offer is being made solely by the Offer to Purchase, as supplemented, and the related Letter of Transmittal. The Offer to Purchase dated August 18, 2006, the Supplement dated September 8, 2006, the new supplement (when available) the Letter of Transmittal and related materials may be obtained free of charge by directing such requests to Morrow & Co., Inc., 470 West Avenue, Stamford, CT 06902, or by calling Morrow & Co., Inc. toll free at
(800) 607-0088.

Investors and stockholders of Virbac Corporation are urged to read the Tender Offer Statement and Schedule 13E-3 on Schedule TO, as amended, the Offer to Purchase, as supplemented, and any other documents relating to the Offer that are filed with the SEC because they contain important information. Investors and stockholders of Virbac Corporation may obtain these and other documents filed by Virbac S.A., Interlab S.A.S, Labogroup and Virbac Corporation free of charge from the SEC's web site at www.sec.gov.

ABOUT VIRBAC S.A.:

Founded in 1968 and located in Carros, France, nearby Nice, Virbac S.A. is a global pharmaceutical company dedicated exclusively to animal health. It ranks 9th among veterinary companies worldwide. Its large range of biological and pharmaceutical products offers treatment and prevention for companion and food producing animals main pathologies. Virbac products are sold in more than 100 countries and through 24 foreign subsidiaries; the Group employs 2,230 people worldwide. Virbac S.A. has been listed on the Paris stock exchange (now Euronext
(R)) since 1985.

This press release is available on Virbac S.A.'s website at www.virbac.com, and on the website of the AUTORITE DES MARCHES FINANCIERS at www.amf-france.org.

ABOUT VIRBAC CORPORATION:

Virbac Corporation, located in Fort Worth, Texas, markets leading veterinary products under the brand names of Soloxine(R), C.E.T.(R) Home Dental Care, the Allerderm line of dermatology products, IVERHART(R) PLUS Flavored Chewables, and Preventic(R). For more information on Virbac Corporation and its products, please visit www.virbaccorp.com.

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

DISCLAIMERS

No communication or information relating to the Offer may be distributed to the public in any jurisdiction in which a registration or approval requirement applies other than the United States of America. No action has been (or will be) taken in any jurisdiction where such action would be required outside of the United States of America in order to permit a public offer. The Offer and the acceptance of the Offer may be subject to legal restrictions in certain jurisdictions. Virbac S.A. assumes no responsibility for any violation of such restrictions by any person.

This press release, including any information included or incorporated by reference in this press release, contains "forward-looking statements" concerning Virbac S.A. and Virbac Corporation. These statements are based on our current expectations and projections about future events and are identified by terminology such as "may," "will," "should," "expect," "scheduled," "plan," "seek," "intend," "anticipate," "believe," "estimate," "aim," "potential," or "continue" or the negative of those terms or other comparable terminology. Although we believe that our plans, intentions and expectations are reasonable, we may not achieve our plans, intentions or expectations.

This document does not constitute, or form part of, a tender offer in France for a class of equity securities of Virbac Corporation or an offer or invitation to purchase any Virbac S.A. rights and shares and neither it nor part of it shall form the basis of, or be relied upon in connection with, any contract or commitment whatsoever.

                     VIRBAC: PASSIONATE ABOUT ANIMAL HEALTH

               Euronext - Compartiment B / code ISIN: FR0000031577
                   Corporate Finance: Phone: 33 4 92 08 71 32
              E-mail: finances@virbac.fr - Website: www.virbac.com

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

                      VIRBAC S.A. CONTACT: MICHEL GARAUDET
                             CHIEF FINANCIAL OFFICER

                 VIRBAC CORPORATION CONTACT: MS. JEAN M. NELSON
              EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER
                                 1- 817-831-5030



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